GAMCO Investors, Inc.
One Corporate Center

Rye, New York 10580

October 10, 2018

VIA EDGAR AND ELECTRONIC MAIL

Eric Envall, Esq.
Staff Attorney

United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	GAMCO Investors, Inc. Registration Statement on Form S-4 Filed September 17, 2018 File No. 333-227384

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to October 12, 2018 at 4:00 p.m., New York time, or as soon thereafter as practicable.

Very truly yours,

GAMCO Investors, Inc.

By:	/s/ Kieran Caterina
Kieran Caterina
Senior Vice President and Co-Chief Accounting Officer